May 12, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:                 Karina V. Dorin

Re:                             Terrace Energy Corp. (the “Company”)
Form T-3
File No. 022-29015

Dear Ms. Dorin:

In accordance with Section 307(c) of the Trust Indenture Act of 1939 and the rules promulgated thereunder, and on behalf of the Company, the undersigned respectfully requests that the effective date for the Application for Qualification of Indenture on Form T-3, as amended, referred to above be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on May 12, 2016, or as soon thereafter as is practicable.

As part of this acceleration request, the Company hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (713) 227-0010, extension 404.  Thank you for your attention to this matter.

Very truly yours,

TERRACE ENERGY CORP.

By:	/s/ Keith R. Godwin
	Name:	Keith R. Godwin
	Title:	Vice President and Chief Financial Officer

cc:              William David Gibbs, President and CEO

Rod Talaifar, Sangra Moller LLP